SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CNPJ No. 42.150.391/0001 -70
NIRE 29.300.006.939
Publicly-held Company

MARKET ANNOUNCEMENT

BRASKEM S.A. (“Braskem”), in addition to the information provided in the Notice to Shareholders disclosed on March 27, 2008, hereby informs the market that, pursuant to article 256, paragraph 2, and article 137 of Law 6404/76, after the legal term for exercise of the right to withdraw has elapsed, the shareholders having two million one hundred and eight thousand eight hundred and twenty-three (2,108,823) common shares and two hundred and nine thousand and eighty-eight (209,088) class “B” preferred shares of the Company formalized their dissent in relation to ratification of the transaction involving the purchase of control of the petrochemical assets of the Ipiranga Group by Braskem, as per resolution taken at the Extraordinary General Meeting held on March 26, 2008, and exercised the right of withdrawal, through reimbursement of the amount of the shares held thereby on March 11, 2008.

As already disclosed, reimbursement shall be made by the share equity value, according to the balance sheet as of December 31, 2007, corresponding to thirteen reais and fifty centavos (R$ 13.50) per (common and class “B” preferred share), totaling thirty-one million two hundred and ninety-one thousand seven hundred and ninety-eight reais and fifty centavos (R$31,291,798.50), to be paid to the dissenting shareholders as of next May 5, 2008, by credit of the full amount with the depositary of the shares issued by Braskem, Banco Itaú S.A. (“Banco Itaú”), which will carry out, either directly or through its custodian agent, the proportional apportionment among the dissenting shareholders, based on the respective enrollment data and the shareholding position on March 11, 2008.

Banco Itaú will be at the disposal of the Shareholders to clarify any doubts by telephone (11) 5029.7780 or at the Places of Service to Shareholders existing at the Branches located at the addresses below:

- Rua Boa Vista, 176, 1° subsolo, São Paulo-SP;
- Rua Sete de Setembro, 99, subsolo, Rio de Janeiro-RJ;
- Av. João Pinheiro, 195, subsolo, Belo Horizonte-MG;
- Rua Sete de Setembro, 746, térreo, Porto Alegre-RS;
- Rua João Negrão, 65, sobreloja, Curitiba-PR;
- Av. Estados Unidos, 50, 2° andar, Salvador-BA;
- SCS, Quadra 3, Edifício D’Ângela 30 – bloco A, sobreloja, Brasília-DF.

São Paulo, April 28, 2008

Carlos José Fadigas de Souza Filho
Investor Relations and Financial Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.